Exhibit 99.2

UROGEN PHARMA LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the nine and three months ended September 30, 2018 and 2017 should be read in conjunction with our unaudited condensed consolidated financial statements for such periods filed as Exhibit 99.1 to this Report on Form 6-K, as well as our annual financial statements for the years ended December 31, 2017, 2016 and 2015 and related discussion and analysis of our financial condition and results of operations for such periods, which were included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2018. Unless the context requires otherwise, references in this Report to “we,” “us,” “our” and "UroGen" refer to UroGen Pharma, Ltd. and its subsidiaries. All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies. We have an innovative and broad pipeline of product candidates that we believe can overcome the deficiencies of current treatment options for a variety of urological conditions with a focus on uro-oncology. Our lead product candidates, UGN-101 (mitomycin gel) for instillation, formerly known as MitoGel®, and UGN-102 (mitomycin gel) for intravesical instillation, are proprietary formulations of the chemotherapy drug mitomycin, a generic drug, which is currently used off-label for urothelial cancer treatment only in a water-based formulation as an adjuvant, or supplemental post-surgery, therapy. We are developing our product candidates as chemoablation agents, which means they are designed to remove tumors by non-surgical means, to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma, or UTUC, and low-grade bladder cancer. No drugs have been approved by the U.S. Food and Drug Administration, or the FDA, for the treatment of low-grade upper tract urothelial cancer. We believe that UGN-101 and UGN-102, which are both local drug therapies, have the potential to significantly improve patients’ quality of life by replacing costly, sub-optimal and burdensome tumor resection and kidney removal surgeries as the first-line standard of care. UGN-101 and UGN-102 may also reduce the need for bladder and upper urinary tract surgeries, including removal of the upper urinary tract and kidney, which are major surgical procedures typically performed when local endoscopic tumor resection fails to control the disease progression. Additionally, we believe that our product candidates, which are based on formulations of previously approved drugs, may qualify for streamlined regulatory pathways to market approval.

Our lead product candidates, UGN-101 and UGN-102, are formulated using our proprietary reverse thermally triggered hydrogel, or RTGel™ technology. We believe that RTGel-based drug formulations, which provide for the sustained release of an active drug, may improve the efficacy of treatment of various types of urothelial cancer without compromising the safety of the patient or interfering with the natural flow of fluids from the urinary tract to the bladder. Our formulations are designed to achieve this by increasing the dwell time as well as the tissue coverage of the active drug throughout the organ. Consequently, we believe that RTGel-based drug formulations may enable us to overcome the anatomical and physiological challenges that have historically contributed to the lack of drug development for the treatment of urothelial cancer. No drugs have been approved by the FDA, for the treatment of non-muscle invasive bladder cancer, or NMIBC, in the last 20 years.

Our clinical stage pipeline also includes UGN-201 (imiquimod), our immunotherapy product candidate for the treatment of high-grade NMIBC, which may include Carcinoma in Situ, or CIS. UGN-201 is a novel, liquid formulation of imiquimod, a generic toll-like receptor 7, or TLR7, agonist. Toll-like receptor agonists play a key role in initiating the innate immune response system. We believe that UGN-201 as a single agent or in combination with additional immunotherapy drugs, such as immune checkpoint inhibitors or chemotherapy drugs, could represent a valid alternative to the current standard of care for the post-transurethral resection of bladder tumor adjuvant treatment of high-grade NMIBC.

BotuGel is our proprietary novel RTGel-based formulation of BOTOX, a branded drug, that we believe can potentially serve as an effective treatment option for patients suffering from overactive bladder. In October 2016, we announced the licensing of the worldwide rights to RTGel in combination with neurotoxins, including BOTOX, to Allergan Pharmaceuticals International Limited, or Allergan. In August 2017, we announced that Allergan had submitted an Investigational New Drug, or IND, application to the FDA in order to be able to commence clinical trials in the United States using the RTGel in combination with BOTOX. In October 2017, Allergan commenced a Phase 2 clinical trial of BotuGel for the treatment of overactive bladder.

We have incurred net losses in each period since our formation in 2004. We incurred net losses of $51.9 million and $9.9 million for the nine months ended September 30, 2018 and 2017, respectively. As of September 30, 2018, our accumulated deficit was $99.2 million. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We expect that our expenses will increase substantially in connection with our ongoing activities as we:

∎	approach completion of the single pivotal Phase 3 clinical trial for UGN-101;
∎	conduct a Phase 2b clinical trial for UGN-102;
∎	initiate an additional clinical trial for UGN-201 as a single agent or in combination with another agent;
∎	continue the preclinical development of our other product candidates;
∎	submit a New Drug Application seeking regulatory approval for UGN-101, anticipated to be pursuant to the FDA’s 505(b)(2) regulatory pathway, and additional product candidates;
∎	establish a sales, marketing and distribution infrastructure;
∎	scale up external manufacturing capabilities to commercialize any products for which we obtain regulatory approval;
∎	maintain, expand and protect our intellectual property portfolio;
∎	add equipment and physical infrastructure to support our research and development;
∎	hire additional clinical development, regulatory, commercial, quality control and manufacturing personnel; and
∎	add operational, financial and management information systems and personnel, including personnel to support our product development and planned commercialization.

We will need additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

Allergan License Agreement

We entered into an exclusive license agreement with Allergan in October 2016 (the “Allergan Agreement”). Allergan paid us a nonrefundable upfront license fee of $17.5 million, and we are eligible to receive additional milestone payments upon the successful completion of certain development, regulatory and commercial milestones. Under the Allergan Agreement, Allergan is solely responsible, at its expense, for developing, obtaining regulatory approvals for and commercializing, on a worldwide basis, pharmaceutical products that contain RTGel and clostridial toxins (including BOTOX), alone or in combination with certain other active ingredients, which we refer to collectively as the Licensed Products. Allergan is obligated to pay us a tiered royalty in the low single digits based on worldwide annual net sales of Licensed Products, subject to certain reductions for the market entry of competing products and/or loss of our patent coverage of Licensed Products. We are responsible for payments to any third-party for certain RTGel-related third-party intellectual properties. In July 2017, Allergan notified us that they had submitted their IND for BotuGel, our proprietary novel RTGel-based formulation of BOTOX for the treatment of overactive bladder, to the FDA. The submission of the IND triggered the second milestone under the Allergan Agreement, pursuant to which we received a payment of $7.5 million in August 2017. Allergan commenced a Phase 2 clinical trial of BotuGel in October 2017.

Components of Results of Operations

Revenues

As of September 30, 2018, our revenue has been exclusively generated from our collaboration and license agreement with Allergan relating to milestones received and sales of RTGel to Allergan, per the Allergan Agreement. We do not currently have any products approved for sale and, to date, we have not recognized any revenues from sales of UGN-101, UGN-102 or UGN-201. In the future, we may generate revenue from a combination of product sales, reimbursements, up-front payments, milestone payments and royalties in connection with the Allergan Agreement and future collaborations. If we fail to obtain regulatory approval of any of our product candidates in a timely manner, our ability to generate future revenue will be impaired.

Research and development expenses

Research and development expenses consist primarily of:

∎	salaries and related costs, including share-based compensation expense, for our personnel in research and development functions;
∎	clinical trials and preclinical study expenses including expenses incurred under agreements with third parties, including clinical research organizations, subcontractors, suppliers and consultants;
∎	expenses incurred to acquire, develop and manufacture clinical trial and preclinical study materials; and
∎	facility and equipment costs, including depreciation expense, maintenance and allocated direct and indirect overhead costs.

We expense all research and development costs as incurred. Our employees and internal resources may be engaged in projects for multiple programs at any time, and therefore our focus is on total research and development expenditures, and internal research and development expenses are not allocated by project.

Through September 30, 2018, we have received grants of $2.1 million in the aggregate from the Israeli Innovation Authority, or IIA, for research and development funding. Pursuant to the terms of the grants, we are obligated to pay the IIA royalties of 3.0% to 5.0% on revenues from sales of products developed from a project financed in whole or in part by IIA grants, up to a limit of 100% of the amount of the grant received, plus annual interest calculated at a rate based on 12-month LIBOR. As of September 30, 2018, we have accrued $0.8 million in royalties due to the IIA, which has been recorded in cost of revenues in our results of operations for the nine and three months ended September 30, 2018.

In addition to paying any royalties due to the IIA, we must abide by other restrictions associated with receiving such grants under the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 5754-1984, or R&D Law, and the IIA rules for granting a right to use know-how developed from research and development that was conducted pursuant to a plan approved by the IIA outside of Israel, or the Licensing Rules. These rules will continue to apply to us following full repayment to the IIA. The IIA grants we have received for research and development activities restrict our ability to manufacture products and transfer technologies outside of Israel and require us, in addition to the payment of royalties, to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received and incur financial penalties. Under the Allergan Agreement, Allergan has the option to manufacture products developed with IIA-funded technology outside of Israel, which would require approval from the IIA. Although Allergan has not yet exercised this option, we have requested approval from the IIA for a possible transfer of the production process. We may not receive such approval. Even if we do receive such approval, we may be required to pay increased royalties to the IIA of up to 300% of the amount of the original grant received plus interest. If the IIA deems the license to Allergan to be a technology transfer, we may be required to pay up to 600% of the amount of the original grant plus interest. Such payment and its timing will be determined by various factors, including the consideration received by us and our R&D expenditure, and in accordance with the formulas set forth in the Licensing Rules.

We are focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, commercial, investor relations, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval, manufacturing and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, executive compensation, and other costs associated with being a public company.

Interest and other income, net

Interest and other income, net, for the nine and three months ended September 30, 2018 consisted primarily of interest income on our cash and short-term investments.

Income taxes

We have yet to generate taxable income in Israel. We have historically incurred operating losses resulting in carry forward tax losses totaling approximately $24.8 million as of December 31, 2017. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. We have provided a full valuation allowance with respect to the deferred tax assets related to these carry forward losses.

Analysis of Results of Operations

Comparison of the nine and three months ended September 30, 2018 and 2017

The following table summarizes our results of operations for the nine and three months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited in thousands)		(Unaudited in thousands)
Revenues	$1,128	$7,831	$283	$7,812
Cost of revenues	1,803	313	1,055	295
Gross profit	(675)	7,518	(772)	7,517
Research and development expenses (1)	25,469	11,936	9,574	5,621
General and administrative expenses (1)	27,019	5,374	10,743	2,199
Operating loss	53,163	9,792	21,089	303
Interest and other (income) expenses, net	(1,323)	122	(556)	(5)
Realized loss on sale of short-term investment	100	—	—	—
Net loss	$51,940	$9,914	$20,533	$298

(1)	Includes share-based compensation expense as follows:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited in thousands)		(Unaudited in thousands)
Research and development expenses	$9,056	$2,513	$3,795	$1,499
General and administrative expenses	12,709	1,518	5,720	659
Total share-based compensation	$21,765	$4,031	$9,515	$2,158

Revenues

Our total revenues decreased by $6.7 million from $7.8 million in the nine months ended September 30, 2017 to $1.1 million in the nine months ended September 30, 2018.  The decrease is due to a $7.5 million milestone payment received from Allergan in the third quarter of 2017. The balance of revenues is primarily related to sales of RTGel to Allergan, per the Allergan Agreement.

Our total revenues decreased by $7.5 million from $7.8 million in the three months ended September 30, 2017 to $0.3 million in the three months ended September 30, 2018 and is primarily related to a $7.5 million milestone payment received from Allergan in the third quarter of 2017.

Research and development expenses

Research and development expenses increased by $13.6 million to $25.5 million in the nine months ended September 30, 2018 from $11.9 million in the nine months ended September 30, 2017. The increase was attributable mainly to an increase of approximately $6.5 million of share-based compensation, as a result of new grants to executive management and employees and modifications costs relating to senior management severance packages, and an increase of approximately $3.4 million in headcount and related costs to support increased clinical trial activities. The remaining increase of $3.7 million is mainly comprised of $1.3 million direct costs associated with the UGN-101 Phase 3 clinical trial, $1.3 million due to increased clinical activity of the UGN-102 Phase 2b clinical trial, $0.4 million relating to activity in preclinical studies for our UGN-201 product candidate, and approximately $0.4 million in allocated overhead costs to support the growth of our U.S. operations.

Research and development expenses increased by $4.0 million to $9.6 million in the three months ended September 30, 2018 from $5.6 million in the three months ended September 30, 2017. The increase was attributable mainly to an increase of $2.3 million of share-based compensation and an increase of $1.7 million in headcount and related costs to support increased clinical trial activities.

General and administrative expenses

General and administrative expenses increased by $21.6 million to $27.0 million in the nine months ended September 30, 2018 from $5.4 million in the nine months ended September 30, 2017. The increase in general and administrative expenses resulted primarily from an increase in share-based compensation expense of $11.2 million, including $5.4 million in modification costs relating to senior management severance packages and $5.8 million in new grants to executive management and employees~~.~~  The remaining increase resulted primarily from a $3.4 million increase in payroll and recruitment costs due to headcount and related costs to support our growing business, an increase of $2.8 million in commercial services, an increase of $2.5 million in consultant and directors fees and an increase of $1.5 million to support the growth of our U.S. operations.

General and administrative expenses increased by $8.5 million to $10.7 million in the three months ended September 30, 2018 from $2.2 million in the three months ended September 30, 2017. The increase in general and administrative expenses resulted primarily from an increase in share-based compensation expense of $5.1 million, including $3.0 million in modification costs relating to senior management severance packages and $2.1 million in new grants to executive management and employees, an increase of $1.2 million in payroll and recruitment costs due to headcount and related costs to support our growing business, an increase of $1.0 million in commercial services, an increase of approximately $0.8 million in consultant and directors fees and an increase of $0.5 million to support the growth of our U.S. operations.

Interest and other income, net

Interest and other income, net, increased by $1.4 million to $1.3 million in income for the nine months ended September 30, 2018 from $0.1 million in expense for the nine months ended September 30, 2017. The change in income was primarily due to interest received on increased cash and cash equivalent balances received from our initial public offering, or IPO, and follow-on offering.

Interest and other income, net, increased by $0.6 million to $0.6 million in income for the three months ended September 30, 2018 from $5,000 in expense for the three months ended September 30, 2017. The change in income was primarily due to interest received on increased cash and cash equivalent balances received from our IPO and follow-on offering.

Realized loss on sale of short-term investment

We recorded a realized loss of $0.1 million on sale of short-term investment for the nine months ended September 30, 2018.

Liquidity and Capital Resources

Liquidity

Since our inception, we have incurred losses and negative cash flows from our operations. For the nine months ended September 30, 2018, we incurred a net loss of $51.9 million and used net cash of $27.1 million in our operating activities. As of September 30, 2018, we had working capital of $102.5 million, and an accumulated deficit of $99.2 million. Our principal source of liquidity as of September 30, 2018 consisted of cash and cash equivalents of $109.5 million.

Capital Resources

Overview

In May 2017, we completed an IPO, which raised $60.8 million, net of issuance costs and underwriting discounts and commissions, on the Nasdaq Stock Market. In January 2018, we completed a follow-on public offering which raised approximately $64.2 million net of underwriting discounts and commissions and issuance costs. Through December 31, 2016, we had financed our operations primarily through private placements of equity securities and through the upfront payment received under the Allergan Agreement.

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.  Our present and future funding requirements will depend on many factors, including, among other things:

∎	the progress, timing and completion of clinical trials for UGN-101 and UGN-102;
∎	preclinical studies and clinical trials for UGN-201 or any of our other product candidates;
∎

the costs related to obtaining regulatory approval for UGN-101, UGN-102 and UGN-201 and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

∎

selling, marketing and patent-related activities undertaken in connection with the commercialization of UGN-101 and UGN-102 and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization;

∎

the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third-party intellectual property rights;

∎	potential new product candidates we identify and attempt to develop; and
∎

revenues we may derive either directly or in the form of royalty payments from future sales of UGN-101, UGN-102, UGN-201, BotuGel and any other product candidates, or from other potential licenses of our technology platform.

Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

In October 2018, we filed a shelf registration statement on Form F-3, which was declared effective by the U.S. Securities and Exchange Commission on October 26, 2018, registering a number of ordinary shares, warrants, rights and units with a maximum aggregate public offering price not to exceed $250.0 million.  Included in this amount is $100.0 million of ordinary shares that may be offered, issued and sold under an Open Market Sales Agreement with Jeffries, LLC.  To date, we have not issued any shares pursuant to this registration.

Cash flows

The following table summarizes our statement of cash flows for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017
	(In thousands)
Net cash provided by (used in):
Operating activities	$(27,050)	$(3,609)
Investing activities	35,313	(223)
Financing activities	64,221	61,641
Increase in cash and cash equivalents:	$72,484	$57,809

Net cash used in operating activities

Net cash used in operating activities during the nine months ended September 30, 2018 was approximately $27.1 million compared to $3.6 million for the nine months ended September 30, 2017. The $23.5 million increase was attributable primarily to the increase of $42.1 million in the net loss for the nine-month period, partly offset by an increase of $17.7 million in share-based compensation expense.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $35.3 million for the nine months ended September 30, 2018 compared to $$0.2 million used in investing activities for the nine months ended September 30, 2017. The increase of $35.5 million is related to the sale of short-term investments.

Net cash provided by financing activities

Net cash provided by financing activities was $64.2 million during the nine months ended September 30, 2018 compared to $61.6 million during the nine months ended September 30, 2017. The increase of approximately $2.6 million is primarily related to our follow-on public offering.